Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Pricing of Additional $5.2 Million Offering

May 5, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that due to institutional interest, it has entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase approximately $5.2 million of its common shares (the “Common Shares”) in a registered direct offering and warrants to purchase Common Shares in a concurrent private placement.

Under the terms of the securities purchase agreement, the Company has agreed to sell 43,350,000 Common Shares. In a concurrent private placement, the Company has agreed to issue warrants to purchase up to 43,350,000 Common Shares. The warrants will be exercisable upon issuance and have an exercise price of $0.12 per share. The warrants will expire 5 years from the issuance date. The purchase price for one Common Share and a corresponding warrant will be $0.12. The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $5.2 million before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering and concurrent private placement are expected to close on or about May 7, 2020, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as sole placement agent for the offering.

The Common Shares being sold pursuant to the registered direct offering are being sold pursuant to a shelf registration statement on Form F-3 (File No. 333-226796), previously filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2018, as amended, and declared effective on August 17, 2018. Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. The warrants sold in the concurrent private placement, along with the Common Shares underlying such warrants, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and are offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of approximately 11 years. The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”. Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based

For further information please contact:

Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com